15027894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
NOV 27 2015
WASH, D.C.
189 SECTION

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-46184 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard, Suite 1400 14th Floor

(No. and Street)

| Jersey City | New Jersey | 07310 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Vinci (201) 369-3035

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Anthony Vinci, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Maple Securities USA, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or direct has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN CABALLERO
Notary Public, State of New Jersey
My Commission Expires
May 30, 2017

Signature

Chief Financial Officer
Title

Notary Public

Sworn to and subscribed before me this 25th day of November, 2015

This report contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

MAPLE SECURITIES
U.S.A. INC.

# STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.
September 30, 2015
With Report of Independent Registered Public
Accounting Firm

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2015

## Contents

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## Report of Independent Registered Public Accounting Firm

The Board of Directors
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 25, 2015

# Maple Securities U.S.A. Inc.

## Statement of Financial Condition

September 30, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 5,477,768 |
| Cash segregated under federal and other regulations | | 9,891 |
| Securities purchased under agreements to resell | | 238,909,996 |
| Securities borrowed | | 1,265,953,650 |
| Securities and derivative contracts owned, at fair value (including securities pledged as collateral in securities lending transactions of $853,799,503) | | 973,912,014 |
| Due from brokers, clearing organizations and others | | 9,778,124 |
| Fixed assets, net of accumulated depreciation and amortization of $1,763,863 | | 2,741,218 |
| Other assets | | 1,512,494 |
| Total assets | $ | 2,498,295,155 |
| | | |
| **Liabilities and shareholder's equity** | | |
| Liabilities: | | |
| Bank overdrafts | $ | 398,159 |
| Securities loaned | | 1,890,054,512 |
| Securities sold under agreements to repurchase | | 98,903,892 |
| Securities and derivative contracts sold, but not yet purchased, at fair value | | 340,154,000 |
| Due to brokers, clearing organizations and others | | 2,198,473 |
| Accounts payable and accrued liabilities | | 5,731,707 |
| Total liabilities | | 2,337,440,743 |
| | | |
| Shareholder's equity: | | |
| Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding | | 55,944,171 |
| Additional paid-in capital | | 95,738,740 |
| Retained earnings | | 9,171,501 |
| Total shareholder's equity | | 160,854,412 |
| Total liabilities and shareholder's equity | $ | 2,498,295,155 |

*See notes to statement of financial condition.*

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2015

**1. Organization**

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Clearing Corporation ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC") and the Options Clearing Corporation ("OCC"). The Company is a wholly–owned subsidiary of Maple Partners America, Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary trading, securities borrowing and lending activities for its own account, and custody services for its broker dealer affiliates (non-customers). The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3-3, the customer protection rule.

**2. Summary of Significant Accounting Policies**

**Basis of presentation** - The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

**Use of estimates** - Management makes estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying footnotes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. As such, actual results could differ materially from the estimates included in the statement of financial condition and accompanying footnotes.

**Cash and cash equivalents** - The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. At September 30, 2015, there were no investments classified as cash equivalents.

**2. Summary of Significant Accounting Policies (continued)**

**Cash segregated under federal and other regulations -** The Company segregates cash in a special reserve bank account for brokers and dealers, separate from any other bank account, as required by SEC Rule 15c3-3 for proprietary accounts of brokers-dealers.

**Securities borrowed and securities loaned -** Securities borrowed and Securities loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are accounted for as secured borrowings, recorded at the amount of cash collateral advanced or received. At September 30, 2015, the Company had accepted collateral that is permitted by contract to sell or repledge. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary.

All securities borrowed and securities loaned transactions, inclusive of rebate/fee and dividend receivable and rebate/fee and dividend payable, are recorded on a gross basis in the Statement of Financial Condition, regardless of the existence of a master netting arrangement for offsetting transactions with the same counterparty. The Company accrues rebate/fee income and rebate/fee expense on a gross basis.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. As of September 30, 2015, there were no outstanding securities lending transactions in which the Company acted as a lender.

**Securities purchased under agreements to resell and securities sold under agreements to repurchase -** Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured borrowings. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations, foreign government obligations, and corporate bonds; recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate

**2. Summary of Significant Accounting Policies (continued)**

The Company's resale agreements and repurchase agreements executed with the same counterparty under a master netting arrangement are reported on a gross basis in the Statement of Financial Condition. Interest income and Interest expense are recognized on an accrual basis.

**Securities and derivative contracts owned and sold, not yet purchased, at fair value -** Securities and derivatives transactions and related income and expense, are recorded on a trade date basis. Derivative contracts, securities owned and securities sold, but not yet purchased, are stated at fair value. The fair value of the Company's derivative contracts executed with the same counterparty under a master netting arrangement are reported on a gross basis in the Statement of Financial Condition.

**Fair Value Measurements** - In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability.

Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions considering what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is categorized into the three level hierarchy based upon the observability of the inputs which are significant to the overall fair value measurement.

The three tier hierarchy of inputs is summarized below.

*Level 1* – Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities as of the reporting date.

*Level 2* – Valuation is based on other significant observable inputs, either directly or indirectly, at the reporting date such as a) quoted prices for similar assets and liabilities, b)

**2. Summary of Significant Accounting Policies (continued)**

observable inputs other than quoted prices, for assets and liabilities; or c) inputs that are derived from or corroborated by observable market data by correlation or other means.

*Level 3* – Valuation is based on significant unobservable inputs for an asset or liability and includes situations where there is little, if any, market activity at the reporting date. Unobservable inputs reflect the Company's own assumptions considering what market participants would use in pricing the asset or liability, including assumptions about risk. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's policy is to recognize transfers between levels at the end of each reporting period.

The fair value of derivative contracts, securities owned and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models. See Note 7 for additional information.

**Fixed Assets, net of accumulated depreciation and amortization** - Furniture and fixtures, computer and telephone equipment, software licenses, internally developed software, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets are depreciated on the straight-line basis over the useful life ranging from three to ten years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

**Foreign currency transactions** - Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year-end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the date of the transactions.

**Dividend income and Dividend expense** - Dividend income and dividend expense related to Securities and derivative contracts owned and sold, not yet purchased, at fair value, respectively, are recognized on the ex-dividend date. Dividend income and dividend expense related to securities financing transactions are recognized on the record date.

## 2. Summary of Significant Accounting Policies (continued)

**Income Tax** - The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to reverse. To the extent that it is more likely than not ("MLTN") that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit. ASC 740 also prescribes the method to account for uncertainty in income tax positions taken or expected to be taken on a tax return by applying a MLTN criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances and information available at the end of each reporting period. A tax position that meets the MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

**Management and administrative fees** - The Company provides and receives support and portfolio management services to and from various affiliates.

**Recently Issued Accounting Pronouncements** - In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("ASU 2013-11"). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the Statement of Financial Condition as a liability

## 2. Summary of Significant Accounting Policies (continued)

and shall not be combined with deferred tax assets. ASU 2013-11 is effective for the Company for the annual reporting period beginning October 1, 2015. The Company does not expect the adoption of ASU 2013-11 to have a material impact on the Company's Statement of Financial Condition.

In June 2014, the FASB issued ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* ("ASU 2014-11"). ASU 2014-11 requires repurchase-to-maturity transactions to be accounted for as secured borrowings and eliminates existing guidance for repurchase financings. New disclosures are required for (1) certain transactions accounted for as secured borrowings and (2) transfers accounted for as sales when the transferor also retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. ASU 2014-11 is effective for the Company for the annual reporting period beginning October 1, 2015. The Company is currently assessing the impact of this standard on the Statement of Financial Condition.

## 3. Securities Borrowed and Securities Loaned

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in Securities sold, but not yet purchased.

Reflected in Securities borrowed and Securities loaned on the Statement of Financial Condition are dividends and rebate/fee receivable and dividends and rebate/fee payable, respectively. As of September 30, 2015, the Company recorded rebate/fee receivable and rebate/fee payable of $1,031,506 and $1,434,192, respectively. As of September 30, 2015, the Company recorded dividends receivable and dividends payable of $4,465,740 and $4,315,906, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At

### 3. Securities Borrowed and Securities Loaned (continued)

September 30, 2015, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of $1,269,524,773 on such terms. Additionally, the Company obtained securities with a fair value of $86,998,056 in connection with noncash securities lending transactions in which the Company acted as a borrower. Substantially all the securities obtained at year-end have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased. See Note 6 for information on the securities owned that have been pledged as collateral in connection with the Company's securities lending activities.

### 4. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

At September 30, 2015, the fair value of securities received and delivered as collateral totaled $239,208,153 and $99,112,111, respectively. At September 30, 2015, the resale agreements and repurchase agreements are collateralized by U.S. government securities and foreign government bonds. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At September 30, 2015, included in Securities purchased under agreements to resell and Securities sold under agreements to repurchase on the Statement of Financial Condition is accrued interest of $17,746 and $18,142, respectively.

### 5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2015, amounts Due from and Due to brokers, clearing organizations and others consist of the following:

| | Due from brokers, clearing organizations and others | Due to brokers, clearing organizations and others |
|---|---|---|
| Due from/to clearing brokers | $ 1,081,435 | $ 706,067 |
| Due from/to clearing organizations | 4,395,348 | 205,378 |
| Deposits with clearing organizations | 4,178,504 | - |
| Pending trades, net | 65,017 | - |
| Due from/to affiliates | 57,820 | 1,287,028 |
| | $ 9,778,124 | $ 2,198,473 |

**5. Due from and Due to Brokers, Clearing Organizations and Others (continued)**

Due from clearing brokers primarily consists of cash margin held at a clearing broker related to the Company's federal funds futures contracts. Due to clearing brokers includes the value on open federal funds futures positions.

Due from/to clearing organizations primarily consists of dividend receivables and payables in conjunction with the Company's proprietary trading activities and the unsettled variation margin receivables or payables related to the Company's single stock future contracts. See Note 12 for additional information related to the single stock future contracts.

Deposits with clearing organizations represent balances at the DTCC of $2,331,423, FICC of $1,200,000, the NSCC of $647,081 in order to satisfy margin requirements.

Pending trades represent the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at September 30, 2015 were subsequently settled without a material effect on the Company's Statement of Financial Condition.

See Note 10, Related-Party Transactions, for additional information related to amounts Due from and Due to affiliates.

**6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased**

At September 30, 2015, included in Securities and derivative contracts owned, at fair value, are exchange traded equity securities, exchange traded equity index option contracts, U.S. government securities, and foreign currency forward contracts. Included in Securities and derivative contracts sold, but not yet purchased, at fair value, are exchange traded equity securities, exchange traded equity index option contracts, and U.S. government securities.

Securities sold, but not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of Securities sold, but not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

At September 30, 2015, equity securities owned and U.S. government securities owned with a fair value of $775,024,107 and $78,775,396, respectively, have been pledged as collateral under

## 6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased (continued)

terms that enable the counterparties to sell or repledge the securities pledged. The associated liabilities, which represent the cash received from counterparties in exchange for the securities pledged, are included in Securities loaned on the Statement of Financial Condition. Additionally, at September 30, 2015, the Company has pledged equity securities owned and U.S. government securities owned with a fair value of $20,258,387 and $21,715,625, respectively to the OCC in order to satisfy its margin requirement.

## 7. Fair Value Measurements and Disclosures

The following table presents the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy at September 30, 2015:

| Description | Quoted Prices in Active Markets for Identical Investments (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|
| **Assets** | | | |
| Exchange traded equity securities | $ 796,129,570 | $ - | $ - |
| Exchange traded equity index option contracts | 69,188,875 | 7,865,000 | - |
| U.S government securities | - | 100,725,393 | - |
| Foreign currency forward contracts | - | 3,176 | - |
| Total | $ 865,318,445 | $ 108,593,569 | $ - |
| **Liabilities** | | | |
| Exchange traded equity securities | $ 2,330,801 | $ - | $ - |
| Exchange traded equity index option contracts | 100,469,000 | 136,662,500 | - |
| U.S. government securities | - | 100,691,699 | - |
| Total | $ 102,799,801 | $ 237,354,199 | $ - |

The fair value of exchange traded equity securities and equity index option contracts within Level 1 are based on quoted prices in active markets.

The fair value of exchange traded equity index option contracts within Level 2 is generally based on price quotes from exchanges for instruments that the Company has determined are not actively traded. To the extent that there are no observable trades for these instruments as of the reporting date, the fair value is generally based on theoretical pricing models using observable market inputs, such as volatility and market rates of underlying instruments.

**7. Fair Value Measurements and Disclosures (continued)**

The fair value of U.S government securities within Level 2 are valued using quoted market prices in the OTC market.

There were no transfers between Levels 1 and 2 during the year ended September 30, 2015.

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature, are repriced frequently, and generally limited credit risk. These instruments include Cash and cash equivalents, Cash segregated under federal and other regulations, Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Securities loaned with short-dated maturities, Due from brokers, clearing organizations and others, Bank overdrafts, and Due to brokers, clearing organizations and others. These financial instruments are classified as either Level 1 or 2 within the fair value hierarchy.

The fair value of Securities borrowed and Securities loaned (with maturities of 90 days or greater) are computed based on a discounted cash flows model using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, Securities borrowed and Securities loaned are classified within Level 2.

The Company does not have any assets or liabilities measured at fair value on a nonrecurring basis.

The following table represents the carrying value, fair value, and fair value hierarchy category of financial instruments that are not recorded at fair value in the Company's Statement of Financial Condition. The following table excludes all non-financial assets and liabilities.

## 7. Fair Value Measurements and Disclosures (continued)

| | September 30, 2015 | | | | |
|---|---|---|---|---|---|
| **Description** | **Carrying Value** | **Fair Value** | **Level 1** | **Level 2** | **Level 3** |
| **Assets** | | | | | |
| Cash and cash equivalents | $ 5,477,768 | $ 5,477,768 | $ 5,477,768 | $ - | $ - |
| Cash segregated under federal and other regulations | 9,891 | 9,891 | 9,891 | - | - |
| Securities purchased under agreements to resell | 238,892,250 | 238,892,002 | - | 238,892,002 | - |
| Securities borrowed | 1,260,456,404 | 1,260,367,297 | - | 1,260,367,297 | - |
| Due from brokers, clearing organizations and others | 9,778,124 | 9,778,124 | - | 9,778,124 | - |
| Total | $ 1,514,614,437 | $ 1,514,525,082 | $ 5,487,659 | $ 1,509,037,423 | $ - |
| **Liabilities** | | | | | |
| Bank overdrafts | $ 398,159 | $ 398,159 | $ - | $ 398,159 | $ - |
| Securities loaned | 1,884,304,414 | 1,884,253,744 | - | 1,884,253,744 | - |
| Securities sold under agreements to repurchase | 98,885,750 | 98,885,750 | - | 98,885,750 | - |
| Due to brokers, clearing organizations and others | 2,198,473 | 2,198,473 | - | 2,198,473 | - |
| Total | $ 1,985,786,796 | $ 1,985,736,126 | $ - | $ 1,985,736,126 | $ - |

## 8. Fixed Assets

At September 30, 2015, fixed assets are comprised of the following:

| | Cost | Accumulated Depreciation and Amortization | Net Book Value |
|---|---|---|---|
| Computer and telephone equipment | $ 1,113,098 | $ 692,335 | $ 420,763 |
| Leasehold improvements | 1,177,988 | 208,219 | 969,769 |
| Software licenses | 1,630,628 | 653,941 | 976,687 |
| Internally developed software | 335,437 | 165,504 | 169,933 |
| Furniture and fixtures | 247,930 | 43,864 | 204,066 |
| | $ 4,505,081 | $ 1,763,863 | $ 2,741,218 |

## 9. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2015, the Company had net capital of $136,990,049 which was $136,740,049 in excess of the required net capital of $250,000. During the year, the Company did not effectuate transactions for anyone defined as a customer under SEC Rule 15c3-3 ("Rule 15c3-3"). Accordingly, at September 30, 2015, the Company had no customer related debit items to be aggregated under this Rule. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

## 10. Related-Party Transactions and Disclosures

At September 30, 2015, related-party balances receivable and payable primarily consist of balances related to fees for back-office support, which includes accounting and payroll services,

**10. Related-Party Transactions and Disclosures (continued)**

custodial services such as securities clearance and settlement, fees for the use of office space, and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in Due from / Due to brokers, clearing organizations and others on the Statement of Financial Condition.

| | Due From Affiliates | Due to Affiliates |
|---|---|---|
| MPAI | $ 9,506 | $ 68,162 |
| Maple Bank GmbH ("MBG") | - | 978,002 |
| Maple Bank Toronto Branch ("MBTOR") | 30,696 | - |
| Maple Securities Canada, Ltd. ("MSCL") | 1,599 | 38,259 |
| Maple Trade Finance Corp. ("MTFC") | 1,315 | - |
| Maple Securities U.K., Ltd. ("MSUK") | 14,651 | 202,605 |
| Maple Arbitrage Inc. ("MAI") | 53 | - |
| | $ 57,820 | $ 1,287,028 |

The Company had an outstanding forward foreign exchange contract outstanding with MSCL for $3,176, which is reflected within Securities and derivative contracts owned, at fair value on the Statement of Financial Condition.

The Company offers equity based deferred compensation to certain senior employees. The compensation plan is managed by MBG and is governed by the Policy Concerning the Compensation of Management and the Employees of MBG (including its branch offices, subsidiaries and other relevant affiliated companies) under the German Ordinance on Regulatory Requirements Relating to Compensation Systems of Institutions.

According to the compensation policy, the total compensation for senior employees is made up of fixed and variable compensation elements, which are all paid in cash. A portion of the variable compensation element is paid when announced to employees. The remaining balance is deferred and paid in equal annual installments over the next three years.

The payment of the deferred amounts depends on the change of the book value per share ("phantom stocks") of MFGI. All deferred but unpaid variable compensation elements are

## 10. Related-Party Transactions and Disclosures (continued)

subject to the future performance of MFGI, which may result in the partial or total loss of variable compensation elements that have been allocated, but not yet disbursed. The plan does not impose any continued service or performance conditions in order for eligible employees to be entitled to payment.

The Company recognizes a liability equal to the value of the remeasured phantom stock.

At September 30, 2015, $2,620,074 related to securities borrowed and $241,817 related to securities loaned transactions were due from and due to affiliates, respectively. These amounts are with MSUK, MSCL and MBG and are related to rebates/fees and dividends receivable and payable, included in Securities borrowed and Securities loaned on the Statement of Financial Condition:

| | Rebates/fees and dividends receivable | Rebates/fees and dividends payable |
|---|---|---|
| MBG | $ 46,325 | $ 16,398 |
| MSCL | 2,491,554 | 196,851 |
| MSUK | 82,195 | 28,568 |
| | $ 2,620,074 | $ 241,817 |

Additionally, the Company obtained securities with a fair value of $3,855,449 in connection with noncash securities lending transactions in which the Company acted as a borrower.

In the normal course of business, the Company engages in resale agreements and repurchase agreements with affiliates. As of September 30, 2015, there were no outstanding resale agreements and repurchase agreements with affiliates. During the year, the Company made advances to and received advances or overdrafts from MBG, MSCL, MTFC and MPAI. These advances or overdrafts were due upon demand. At September 30, 2015, the Company had overdrafts with MBG of $15,361, which is due upon demand. This balance is included in Bank overdrafts on the Statement of Financial Condition.

**10. Related-Party Transactions and Disclosures (continued)**

The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. Amounts available under the line of credit are limited to 85 million euro and the Company is not charged for the unused portion of line of credit. At September 30, 2015, there were no outstanding borrowings against the line of credit. Interest payable on amounts drawn under the line of credit is based on the EURIBOR rate plus a spread based on the funding term. The spread ranges from 60 to 145 basis points. There is currently no set maturity date on the line of credit.

As discussed in Note 11, the Company is included in the consolidated federal income tax return of MPAI. At September 30, 2015, the Company has a tax payable of $53,995 to MPAI. This payable represents the difference of cash payments provided to MPAI over the Company's allocable federal income tax benefit determined on a separate company basis. This amount is part of the balance due to affiliates, which is included in Due to brokers, clearing organizations and others on the Statement of Financial Condition.

During the year ended September 30, 2015, the Company received management advisory support from MPAI and incurred expenses related to this service. These fees represent an allocation to MSUSA for a portion of the costs associated with operating MFG's head office in Toronto. The Company received credit advisory support from MBG and incurred expenses related to this service. These fees represent an allocation to MSUSA for a portion of the costs associated with operating MBG's credit department personnel. Additionally, the Company incurred management fees with MSCL for back office support services, including but not limited to securities clearance and settlement, accounting and treasury management services. The Company provides custodial services which include securities clearance and settlement to MBG and MSUK. The Company provides business origination services to MBTOR.

On September 23, 2015, German authorities searched the offices of MBG and other premises, investigating various MBG current and former employees for alleged tax evasion and money laundering surrounding certain transactions, so called "cum/ex" trades that MBG executed during the period 2006-2010. The Company's understanding of recent events is (i) German authorities are investigating certain current and former employees of MBG; (ii) MBG itself is not under investigation; (iii) MB is cooperating with authorities; (iv) MBG is undertaking its own investigation of the allegations; and (v) no formal charges have been made. The Company has

**10. Related-Party Transactions and Disclosures (continued)**

not been contacted by German authorities regarding the allegations and, to the best of the Company's knowledge; the Company is not under investigation. Currently, the Company's management is not aware of any new information pertaining to the German investigation from German authorities; and the outcome and timing of the ongoing investigation is uncertain at this time.

**11. Income Taxes**

The Company is included in the consolidated federal income tax return of MPAI. The Company also files stand-alone returns in various state and local jurisdictions. The Company's provision for taxes is calculated based on a separate return basis.

The Company's deferred tax assets of $1,512,289 primarily relate to unpaid remuneration, and state net operating losses.

The Company believes it is more likely than not that a benefit will not be realized for its deferred tax assets; therefore, a valuation allowance of $1,512,289 has been recorded. Since September 30, 2014, the valuation allowance increased by $1,512,289.

At September 30, 2015, the Company has state and local net operating loss carryforwards of $1,481,323, primarily related to New Jersey that will begin to expire in 2033.

As of September 30, 2015, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and, accordingly, no additional disclosures are required. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in Accounts payable and accrued liabilities on the Statement of Financial Condition.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

Fiscal years ended September 30, 2011 and September 30, 2013 through September 30, 2015, remain open for examination by the federal, state and local authorities.

**12. Derivative Financial Instruments and Other Off-Balance Sheet Risks**

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for proprietary trading purposes and to manage the Company's own exposure to market risk, credit risk, and foreign currency risk resulting from its business activities. The Company does not designate any derivative contracts as hedges for accounting purposes.

Derivatives are financial instruments, which include forward foreign exchange contracts, single stock futures, federal funds futures contracts, and exchanged traded equity index options, whose value is based upon an underlying asset, index or reference rate.

A derivative contract may be traded on an exchange or over-the-counter. Exchange traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability, subsequently marked at its fair value, and is included in Securities and derivative contracts sold, but not yet purchased, at fair value on the Statement of Financial Condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current fair value.

Single stock futures ("SSF") are a type of futures contract between two parties to exchange a specified number of shares in a company for a price agreed on the contract date (the futures price or the strike price) with delivery occurring at a specified future date, the delivery date. SSF contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, SSF contracts generally have minimal credit risk.

Federal funds futures are a type of futures contract based on the underlying interest rate for overnight borrowings from the Federal Reserve Bank. Federal funds futures are executed on an exchange, through a clearing broker, and cash settlement is made regularly for market movements.

Forward foreign exchange contracts represent future commitments to purchase or sell other currencies at specific terms at specified future dates. Risks arise from the possible inability of

**12. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)**

counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates.

The following table summarizes the gross fair value of derivative instruments at September 30, 2015. Fair values of derivative instruments in an asset position are included in Securities and derivative contracts owned, at fair value. Fair values of derivative instruments in a liability position are reflected in Securities and derivative contracts sold, but not yet purchased, at fair value.

| | Fair Value of Assets | Fair Value of Liabilities |
|---|---|---|
| Exchange traded equity index option contracts | $ 77,053,875 | $ 237,131,500 |
| Forward foreign exchange contracts | 3,176 | - |
| | $ 77,057,051 | $ 237,131,500 |

The following table summarizes the notional values of the Company's derivative instruments that are reported as asset or liability positions, respectively at September 30, 2015:

| | Notional Value of Assets | Notional Value of Liabilities |
|---|---|---|
| Exchange traded equity index option contracts | $ 1,642,625,000 | $ 1,642,625,000 |
| Single stock futures[(1)] | 1,930,600 | 5,387,701 |
| Federal fund futures[(2)] | - | 394,227,942 |
| Forward foreign exchange contracts | 1,339,466 | - |

[(1)]At September 30, 2015, gross unsettled variation margin receivables and payables related to the Company's single stock futures totaled $45,580 and $119,570, respectively. These amounts are included in Due from and Due to brokers, clearing organizations and others on the Statement of Financial Condition.

[(2)] At September 30, 2015, a cash margin receivable and futures position payables related to the Company's federal funds futures totaled $1,081,123 and $706,067, respectively. These amounts are included in Due from and Due to brokers, clearing organizations and others on the Statement of Financial Condition.

## 13. Financial Instrument Offsetting

Below is a summary table of financial and derivative contracts, by product, including the gross amounts reflected in the Statement of Financial Condition, subject to netting arrangements.

**Offsetting of Financial Assets and Derivative Assets**

| As of September 30, 2015 | (i) | (ii) | (iii)= (i) - (ii) | (iv) | | (v)=(iii) - (iv) |
|---|---|---|---|---|---|---|
| | | | | Gross Amounts Not Offset in the Statement of Financial Condition [1] | | |
| Description | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Financial Instruments [2] | Cash Collateral [3] | Net Amount |
| Exchange Traded Equity Index Options | $ 77,053,875 | $ - | $ 77,053,875 [4] | $ 77,053,875 | $ - | $ - |
| Securities Purchased under agreement to resell | 238,909,996 | - | 238,909,996 | 238,909,996 | - | - |
| Securities Borrowed | 1,265,953,650 | - | 1,265,953,650 | 1,260,638,309 | - | 5,315,341 |
| Forward foreign exchange contracts | 3,176 | - | 3,176 [5] | - | - | 3,176 |
| Total | $ 1,581,920,697 | $ - | $ 1,581,920,697 | $ 1,576,602,180 | $ - | $ 5,318,517 |

**Offsetting of Financial Liabilities and Derivative Liabilities**

| As of September 30, 2015 | (i) | (ii) | (iii)= (i) - (ii) | (iv) | | (v)=(iii) - (iv) |
|---|---|---|---|---|---|---|
| | | | | Gross Amounts Not Offset in the Statement of Financial Condition [1] | | |
| Description | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Financial Instruments [2] | Cash Collateral [3] | Net Amount |
| Exchange Traded Equity Index Options | $ 237,131,500 | $ - | $ 237,131,500 [4] | $ 237,131,500 | $ - | $ - |
| Securities sold under agreements to repurchase | 98,903,892 | - | 98,903,892 | 98,701,963 | - | 201,929 |
| Securities Loaned | 1,890,054,512 | - | 1,890,054,512 | 1,886,900,879 | - | 3,153,633 |
| Futures Contracts | 706,067 | - | 706,067 [6] | - | 706,067 | - |
| Total | $ 2,226,795,971 | $ - | $ 2,226,795,971 | $ 2,222,734,342 | 706,067 | $ 3,355,562 |

## 13. Financial Instrument Offsetting (continued)

(1) For some counterparties, the sum of the financial instruments and collateral not netted on the Statement of Financial Condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) plus the market value of securities collateral (whether recognized or unrecognized on the balance sheet) for those positions where an enforceable master netting arrangement or similar agreement, as determined by the assessment of management, exists, but the Company elects to present on a gross basis on the Statement of Financial Condition.

(3) Reflects cash collateral (recognized on the balance sheet) for those positions where an enforceable master netting arrangement or similar agreement, as determined by the assessment of management, exists, but the Company elects to present on a gross basis on the Statement of Financial Condition.

(4) The total exchange traded option assets and liabilities are reflected on the Statement of Financial Condition within Securities and derivative contracts owned, at fair value and Securities and derivatives sold, but not yet purchased, at fair value, respectively. In addition, exchange traded options reconcile to the aggregate of exchange traded equity index option in Notes 7 and 12.

(5) Forward foreign exchange contracts are reflected within Securities and derivative contracts owned, at fair value on the Statement of Financial Condition.

(6) Futures contracts are reflected within Due to brokers, clearing organizations and others on the Statement of Financial Condition at the open equity amount. The futures contract balance reflected in the table above represents the market value of the futures contract positions.

## 14. Commitments and Contingent Liabilities

The Company has obligations under operating leases related to office space through October 2023. Rent abatements were granted for the first six months beginning at the lease commencement date in February 2014. The lease contains an option to extend the lease five years at prevailing market rates. The lease payment rates escalate for the second half of the lease term.

## 14. Commitments and Contingent Liabilities (continued)

At September 30, 2015, the future minimum annual rental commitments under the operating lease, described above, are as follows:

| | |
|---|---|
| 2016 | $ 407,238 |
| 2017 | 407,238 |
| 2018 | 407,238 |
| 2019 | 427,895 |
| 2020 | 442,650 |
| Thereafter | 1,733,713 |
| Total | $ 3,825,972 |

In connection with the office space operating lease arrangement, the Company was required to provide a bank issued irrevocable letter of credit for $101,810, in favor of the lessor. The letter of credit is automatically renewed and must be kept in place until sixty days following the end of the lease term.

## 14. Commitments and Contingent Liabilities (continued)

In addition, the Company has an agreement for infrastructure and recovery services, with future minimal rent annual commitments as follows:

| | |
|---|---|
| 2016 | $ 188,463 |
| 2017 | 193,934 |
| 2018 | 199,568 |
| 2019 | 205,372 |
| 2020 | 123,287 |
| Thereafter | - |
| Total | $ 910,624 |

The Company may be involved in litigation arising in the normal course of business. At September 30, 2015, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## 15. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities, including securities lending in which counterparties primarily include large domestic and international banks, broker-dealers,

**15. Concentrations of Credit Risk (continued)**

and other financial institutions, including related parties described in Note 10. From time to time, the Company may assume concentrated credit risk at the individual obligor, counterparty or guarantor level. In addition, the Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events. The Company also generally is not able to net exposure across counterparties that are affiliated entities and may not be able in all circumstances to net exposures across multiple products to the same legal entity. As a consequence, the Company may incur a loss in relation to one entity or product even though the Company's exposure to one of its affiliates or across product types is over collateralized. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. As assessed by the management of the Company, master netting arrangements have been entered as part of many of our derivative, repurchase and reverse repurchase agreements, and securities lending agreements.

The Company monitors the market value of securities borrowed and loaned as well as repurchase agreements and reverse repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties. At any point in time, having one or more counterparties to which the exposure exceeds 10% of the Company's total shareholder's equity is not unusual. If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position. At September 30, 2015, approximately 84% of the Company's credit exposure associated with its securities lending activities was spread amongst five counterparties and the amount of loss to be incurred if the counterparties failed to perform to the terms of their contracts would not

## 15. Concentrations of Credit Risk (continued)

exceed approximately $4.3 million, which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

## 16. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

## 17. Credit Agreement

In July 2015, the Company entered into a committed secured credit agreement with BMO Harris Bank N.A. ("BMO"). The credit agreement provides a committed revolving credit line to the Company for a maximum principal amount of loans outstanding at any one time not to exceed the lesser of $50 million or the borrowing base, through the termination date. The borrowing base is a calculated figure, as specified in the credit agreement, based upon the market value and type of collateral pledged to drawdown on the credit facility. The termination date is July 7, 2016, which may be extended pursuant to the credit agreement or an earlier date if the credit agreement is terminated, as specified in the credit agreement.

Loans can be either base rate loans or LIBOR loans. Base rate loans bear interest at the rate per annum equal to the average overnight borrowing rate, as determined by BMO, plus an applicable margin, as defined in the credit agreement. LIBOR loans bear interest at the rate per annum equal to an adjusted LIBOR index rate plus an applicable margin, as defined in the credit agreement.

A commitment fee is paid by the Company to BMO at the rate of 0.25% per annum on the average daily unused portion of the commitment.

The credit agreement contains certain financial and other covenants. The Company was in compliance with all applicable covenants at September 30, 2015.

As of September 30, 2015, the Company does not have an outstanding balance on the revolving credit line with BMO.

**18. Subsequent Events**

ASC 855 - *Subsequent Events*, requires the disclosure of events occurring subsequent to the Statement of Financial Condition date. The Company evaluated subsequent events through the issuance date of the Statement of Financial Condition. No material subsequent events were deemed to require disclosure, other than those already discussed above in Note 10- Related-Party Transactions and Disclosures